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                                                                      EXHIBIT 7
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       RIDE DIRECTORS REAFFIRM DETERMINATION THAT MINOTAUR OFFER IS ILLUSORY


     PRESTON, WA, APRIL 21, 1999 - Ride, Inc. (Nasdaq: RIDE) today announced that its Board of Directors has unanimously reaffirmed its determination that the unsolicited tender offer by Minotaur Capital for 51% of the outstanding shares of Ride is illusory and inadequate and continues to recommend that Ride shareholders reject the Minotaur Offer and not tender their shares to Minotaur. On Tuesday, Minotaur reported that it would no longer issue promissory notes for the payment of $2.25 per share, but stated that there was still no financing in place to pay any shareholders who tender their shares.

     Said Robert Marcovitch, Ride's President and Chief Executive Officer, "There is nothing in any of Minotaur's recent flurry of press releases and filings that materially changes Minotaur's offer from the Board's perspective - there is still no evidence whatsoever that would allow the Board to conclude that the Minotaur Offer is anything other than illusory. There is simply nothing to support a belief that Minotaur will be able to come up with the approximately $16 million in cash necessary to fund its most recent and, I believe, bogus offer."

     Ride also announced that it has filed an amendment to its Schedule 14D-9 with the Securities and Exchange Commission. Additional information with respect to the Board's continuing decision to recommend that shareholders reject the Minotaur Offer is contained in the amended Schedule 14D-9.

     Established in 1992, Ride is headquartered in the foothills of the Cascade Mountains in Preston, Washington. Ride is a leading manufacturer of contemporary sports equipment, including snowboard equipment, wakeboards and apparel under the brand names Ride, Liquid, 5150, Smiley Hats and FullTilt.

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